LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2003	WRITER’S E-MAIL mbrown@luselaw.com

October 29, 2014

Kathryn McHale

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Ben Franklin Financial, Inc.

Registration Statement on Form S-1

Filed September 12, 2014

File No. 333-198702

Dear Ms. McHale:

On behalf of Ben Franklin Financial, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated October 9, 2014, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

Registration Statement on Form S-1

General

1.	Please fill in the blanks in your registration statement.

Response: The blanks in the Amended S-1 have been completed to the extent possible. However, we note that certain of the information needed to fill in the blanks (e.g., the supplemental eligibility record date and the dates of receipt of required regulatory approvals, etc.) are not known at this time. The Company intends to complete the blanks once such information becomes available.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Ms. Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

October 29, 2014

Cover Page

2.	Revise to disclose your underwriter’s discounts and commissions on a per share basis for all of the three described phases of your offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: Footnote 2 and the table on the cover page have been revised to disclose selling agent commissions on a per share basis. The compensation received by the selling agent will be the same if all share are sold in the subscription and community offerings, regardless of how many shares are sold in the subscription offering or in the community offering.

Summary, page 1

3.	Please revise your summary to briefly describe the various exemptions available to emerging growth companies, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act, including your election to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act.

Response: Please see the additional disclosure under “Summary—Emerging Growth Company Status” beginning on page 15 of the revised prospectus.

How We Intend to Use the Proceeds from the Offering, page 35

4.	We note that your tabular disclosure is based on the assumption that you will purchase 7% of the common shares offered for your employee stock ownership plan but that the “distribution of the net proceeds…and proceeds to be retained by New Ben Franklin may change” if you purchase up to 10% in order to reach the minimum. Please revise to disclose, by footnote or otherwise, estimates for the contingency you identify.

Response: Please see footnote 3 to the referenced table on page 42 of the prospectus.

5.	Please revise footnote (2) to further disclose the percent of net proceeds retained by New Ben Franklin in the event that shareholders approve the referenced stock-based benefit plans.

Response: Please see revised footnote 2 to the referenced table on page 42 of the prospectus.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Ms. Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

October 29, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies, page 49

6.	Please revise to disclose your election to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. Further disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: Disclosure of the Company’s election under Section 107(b) of the JOBS Act is included in the prospectus on page 102 under the heading “Supervision and Regulation—Emerging Growth Company Status”, and has been added on page 15 under the heading “Summary—Emerging Growth Company Status” and on page 56 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies”.

Transactions with Certain Related Persons, page 100

7.	We note your reference to the year ended December 31, 2013. Please revise to disclose that your representations apply to each of your last three completed fiscal years. Refer to Instruction 1 to Item 404 of Regulation S-K.

Response: Please see the revised disclosure on page 107 under the heading “Management—Transactions With Certain Related Persons” in the revised prospectus.

Exhibit Index

8.	Please file your outstanding exhibits.

Response: Outstanding exhibits 99.4 and 99.5 are included in the revised registration statement. Outstanding Exhibit 1.2 will be filed by amendment.

9.	Please tell us when you plan to file signed and dated tax opinions. Refer to Section III.D.2 of Staff Legal Bulletin 19.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Ms. Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

October 29, 2014

Response: A signed and dated federal tax opinion is included as Exhibit 8.1 to the amended registration statement. A signed and dated state tax opinion will be filed as Exhibit 8.2 by amendment.

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2003 or Megan McKinney at (202) 274-2025.

Very truly yours,

/s/ Michael J. Brown

Michael J. Brown

cc:	Christopher Dunham, Esq.

C. Steven Sjogren, President and Chief Executive Officer

Kip Weissman, Esq.

Megan McKinney, Esq.